UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2019
Commission File Number: 001-38064
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Aeterna Zentaris Inc.
(Translation of registrant’s name into English)
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315 Sigma Drive, Suite 302D Summerville, South Carolina, USA 29486

(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x]      Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K, including the exhibit hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-224737, 333-210561, 333-200834) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

DMS 14189050.1

Exhibit	Description
99.1	The Registrant’s Annual Audited Consolidated Financial Statements as at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, 2017 and 2016
99.2	The Registrant’s Management's Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2018
99.3	The Registrant's Management Information Circular dated March 26, 2019 for its Annual Meeting of Shareholders to be held on May 8, 2019
99.4	Form of Proxy
99.5	Amended and Restated Shareholder Rights Plan Agreement between the Registrant and Computershare Trust Company of Canada, as Rights Agent

SIGNATURE
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aeterna Zentaris Inc.
(Registrant)
Date: March 28, 2019
/s/ Michael V. Ward
Michael V. Ward
CEO

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